SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 11 August 2009

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Half Yearly Report

Exhibit No: 99.1    Half Yearly Report

InterContinental Hotels Group PLC

Half Year Results to 30 June 2009

Financial results	2009	2008	% change		% change CER
			Total	Excluding LDs[1]	Total	Excluding LDs[1]
R evenue [2]	$726m	$974m	(25)%	(24)%	(21)%	(20)%
Adjusted operating profit [2]	$179m	$291m	(38)%	(35)%	(41)%	(38)%
Total adjusted EPS [2]	41.5 ¢	58.1 ¢	(29) %
Total basic EPS [3]	(10.2) ¢	56.0 ¢	(118) %
Interim DPS	12.2 ¢	12.2 ¢	-
Net debt	$1,328 m	$1,623 m

All figures are before exceptional items unless otherwise noted. See appendices 3 and 4 for analysis of financial headlines. Constant exchange rate comparatives shown in appendix 5. (% CER) = change in constant currency.

1 – excluding $3m of significant liquidated damages (LDs) receipts in the first half 2009 and $22m in the first half 2008.

2 – h otels previously accounted for as discontinued operations have been re-presented as continuing operations and the relevant comparatives restated.

3 – total basic EPS after exceptional items.

Business headlines
o	Global constant currency first half RevPAR decline of 16.2%, with a second quarter decline of 18.6%. IHG’s brands outperform ed the industry in each of its three regions.
o	9,849 net rooms (117 hotels) added in the first half, tak ing system size to 629,700 rooms (4,303 hotels), up 5% year on year.
o	26,956 rooms (229 hotels) added to the system, 17,107 rooms (112 hotels) removed in line with our quality growth strategy.
o	22,754 rooms (159 hotels) s igned, taking the pipeline to 226,248 rooms (1,599 hotels).
o	On track to exceed 2009 targeted cost reductions with first half reported regional and central costs $51m below 2008 levels.
o	N et debt of $1.3bn held broadly flat on the position at 31 December 2008.
o	Interim dividend maintained at 12.2 ¢ , equivalent to 7.3p at the closing exchange rate on 7 August 2009.
o	Exceptional operating charges of $201m include $162m of non-cash asset impairment charges.

Recent trading
o	July global constant currency RevPAR decline of 14.4%; -14.2% Americas, -15.1% EMEA and -14.5% Asia Pacific.
o	Forward bookings data, which provides limited visibility, shows no further deterioration in demand. July benefited from stronger leisure demand

Update on priorities
o

Reduce costs. 2009 regional and central costs are now expected to be around $80m below 2008 levels comprising at least $40m of sustainable savings, $20m of currency benefit and $20m of non-sustainable savings. The drive to improve efficiency continues and by the end of 2010 compared to 2008 levels, IHG expects to achieve sustainable cost savings of between $65m and $70m, representing a c.20% reduction, net of increases such as inflation and investment in growth. The additional estimated cost to achieve these savings will be c.$25m with a c.$22m cash cost.

o

Open rooms. c.90,000 rooms under construction, c.25,000 of which are scheduled to open in the balance of the year (26,956 rooms opened in the half). Room removals are still expected to be in the region of 35,000 for both 2009 and 2010.

o	Drive share. US RevPAR outperformed the market by 2.7 percentage points (IHG US brands H1 RevPAR decline of 16.0% compared to US industry decline of 18.7%).
o	Relaunch Holiday Inn . 1,040 hotels now operatin g under the new standards. Results from the first relaunched hotels continue to show RevPAR outperformance of more than 5% compared to a control group.

Commenting on the results, Andrew Cosslett, Chief Executive of InterContinental Hotels Group PLC said:

“Trading was very challenging throughout the first half of the year and we expect the remainder of 2009 to be tough.
“We have made good progress on improving efficiency and reducing costs as we make more effective use of our scale. We will continue to invest behind our system to drive revenue and grow market share.
“The continued out performance of our brands around the world is encouraging, as is our signings pace which, despite the continued scarcity of financing for developers, is still averaging around one deal a day. We are on track to open more than 400 hotels this year. We are making good progress with the global relaunch of Holiday Inn and over 1000 hotels have now completed this process. Feedback from relaunched hotels continues to be positive and we are still committed to completing the programme by the end of 2010.
“ T he outlook remains challenging , but we are confident that with our fee based business model, substantially reduced cost base, strong financial position and the renewal and refreshment of our brands supported by our system scale, we will outperform the competition and be well positioned for the upturn.”

Americas

Revenue performance

RevPAR declined 15.8% in the first half, with a second quarter decline of 18.0%. In the US, IHG ’s brands outperformed the industry by 2.7 percentage points in the first half, driven by the resilience of the midscale brands which represent 80% of IHG’s rooms in this market. Revenues declined 25% to $375m. Excluding one $13m liquidated damages receipt in the first half of 2008, revenues declined 23%.

Operating profit performance

Operating profit declined 40% from $249m to $149m. Excluding the $13m liquidated damages receipt, operating profit declined 37%. A 28.6% decline in RevPAR from owned and leased hotels, partially offset by strong cost control at hotel level, drove the drop in these hotels’ operating profit from $26m to $4m. In the managed business, excluding the $13m liquidated damages receipt in the first half of 2008, a RevPAR decline of 18.4 % caused a $34m drop in operating profit to a loss of $9m. This was primarily due to IHG funding shortfalls to the agreed owner’s priority return on a number of hotels managed for one owner. This operating profit decline is in line with the disclosed sensitivity that a 1% change in RevPAR has a $7m impact on annual operating profit across the global managed business, of which some $4m relates to the Americas. Franchised hotels’ operating profit fell by 18% to $177m driven by a 12% decline in royalty fees and an $11m reduction in fees associated with initial franchising, relicensing and termination , partially offset by a 5% increase in room count.

EMEA

Revenue performance

RevPAR declined 16.4% in the first half, with a second quarter decline of 20.3% reflecting the impact of the movement of Easter from March to April. The Middle East and the UK were the most resilient markets with first half RevPAR declines of 8.5% and 10.7% respectively. Revenues declined 31% (20% at constant exchange rates (CER)) to $186m. Excluding one liquidated damages receipt of $3m in the first half of 2009 and one of $9m in the first half of 2008, revenues declined 30% (18% CER).

Operating profit performance
Operating profit declined 35% (30% CER) from $89m to $58m or 31% (26% CER) excluding the net $6m impact of the two liquidated damages receipts. Owned and leased operating profit almost halved to $10m , primarily due to tough trading conditions at InterContinental Paris Le Grand. Managed hotels’ operating profit declined by $23m to $33m, or by $14m excluding the impact of one liquidated damages receipt in the first half of 2008. Continued growth in fees in the Middle East was offset by the impact of a 25.4% RevPAR decline across the European managed estate and the annualisation of the reduced contribution from a portfolio of hotels in the UK, first reported in the third quarter of 2008. Excluding the $3m liquidated damages receipt in the first half of 2009, franchised hotels’ operating profit declined $8m to $27m (9% at CER) driven by a RevPAR decline of 17.0% being partially offset by a 7% increase in room count .

Asia Pacific

Revenue performance

RevPAR declined 17.9% in the first half, with a second quarter decline of 19.3% . Greater China was the weakest market with a first half RevPAR decline of 21.7%, significantly better than the industry down 33.3% which continues to be impacte d by the recent increases in supply, particularly by international brands. R evenues declined 25% (22% CER) to $106m.

Operating profit performance
Operating profit declined 41% (34 % CER) from $29m to $17m. Operating profit at owned and leased hotels fell by $9m to $ 11m primarily reflecting a RevPAR decline of 28.1% at the InterContinental Hong Kong. Managed hotels’ operating profit declined 35% (23% CER) to $17m driven by a 16.5% RevPAR decline.

St rong operating s ystem
Revenue delivery to hotel owners through reservation channels and loyalty programmes continued to improve:
o	$4.4bn of rooms revenue or 66% of total rooms revenue, was booked through IHG's channels or by Priority Club Rewards members direct to hotel, up 4 percentage points on the first half of 2008.
o	Priority Club Rewards members of 44m, up from 42m at the end of 2008.
o	Int ernet revenues increased from 19% to 23% of total rooms revenue, 79% from IHG’s own websites.

Interest, tax and exceptional items

The interest charge for the period fell $ 27 m to $28 m due to a reduction in interest rates and lower average net debt.

Based on the position at the end of the half, the tax charge has been calculated using an estimated annual tax rate of 22% (2008: 28%). The reported tax rate may continue to vary year-on-year but is expected to increase in the medium to long term.

The $162m exceptional impairment charge comprises (i) $57m write down of goodwill and a $32m intangible asset write off, both relating to the Americas managed operation; and (ii) $73m impairment to hotels including $14m in catch-up depreciation resulting from their re-presentation from held for sale to continuing operations.

Cash flow & net debt

$91 m of cash was generated from operating activities in the six months to 30 June and $12m of cash was generated from disposal s. Growth capital expenditure in the half was $9m and m aintenance capital expenditure was $31m. Full year maintenance capital expenditure is still expected to be c.$75m .
IHG’s net debt was maintained at $1.3bn at the end of the first half, including the $203 m finance lease on the InterContinental Boston. IHG remains well placed in terms of its banking facilities, with a $1.6bn revolving credit facility expiring May 2013 and a $0.5bn term loan expiring November 2010.

Appendix 1: Asset disposal programme detail

	Number of owned hotels	Proceeds	Net book value
Disposed since April 2003	183	$5.5bn	$5.2bn
Remaining hotels	16	-	$1.6bn

For a full list please visit www.ihg.com/Investors

Appendix 2: Rooms

	Americas	EMEA	Asia Pacific	Total
Openings	21,072	2,674	3,210	26,956
Removals	(12,414)	(2,036)	(2,657)	(17,107)
Net openings	8,658	638	5 5 3	9,849
Signings	15,004	3,781	3,969	22,754

Appendix 3: First half financial headlines

Six months to 30 June $m	Total		Americas	EMEA			Asia Pacific		Central
	200 9	200 8*	200 9	200 8*	200 9	200 8	200 9	200 8	200 9	200 8
O wned and leased operating profit	25	65	4	26	10	19	11	20	-	-
Managed operating profit	41	120	(9)	38	33	56	17	26	-	-
Franchised operating profit	209	253	177	215	30	35	2	3	-	-
Regional overheads	(51)	(71)	(23)	(30)	(15)	(21)	(13)	(20)	-	-
O perating profit pre central overheads	224	367	149	249	58	89	17	29	-	-
Central overheads	(45)	(76)	-	-	-	-	-	-	(45)	(76)
O perating profit	179	291	149	249	58	89	17	29	(45)	(76)

* 2008 comparatives restated for those owned hotels previously accounted for as discontinued operations, now re-presented as continuing operations.

Appendix 4: Second quarter financial headlines

Three months to 30 June $m	Total		Americas	EMEA			Asia Pacific		Central
	200 9	200 8*	200 9	200 8*	200 9	200 8	200 9	200 8	200 9	200 8
O wned and leased operating profit	18	40	5	16	9	14	4	10	-	-
Managed operating profit	21	62	(5)	15	17	35	9	12	-	-
Franchised operating profit	112	139	97	118	14	20	1	1	-	-
Regional overheads	(24)	(36)	(11)	(15)	(6)	(10)	(7)	(11)	-	-
O perating profit pre central overheads	127	205	86	134	34	59	7	12	-	-
Central overheads	(20)	(41)	-	-	-	-	-	-	(20)	(41)
O perating profit	107	164	86	134	34	59	7	12	(20)	(41)

* 2008 comparatives restated for those owned hotels previously accounted for as discontinued operations, now re-presented as continuing operations.

Appendix 5: Constant currency operating profit movement before exceptional items.

	Americas		EMEA		Asia Pacific		Total***
	Actual currency*	Constant currency**	Actual currency*	Constant currency**	Actual currency*	Constant Currency**	Actual currency*	Constant currency**
Growth / (decline)	(40.2)%	(40.2)%	(34.8)%	(30.3)%	(41.4)%	(34.5)%	(38.5)%	(41.2)%

Exchange rates	GBP:USD	EUR: USD
200 9	0.67:1	0.75:1
2008	0.51:1	0.65:1

* US dollar actual currency; ** Translated at constant 2008 exchange rates; *** After Central Overheads

Appendix 6: Investor information for 2009 interim dividend

Ex-dividend Date: 26 August 2009
Record Date: 28 August 2009
Payment Date: 2 October 2009
Dividend payment: Ordinary shares 7.3p per share: ADRs 12.2 ¢ per ADR

For further information, please contact:

Investor Relations (Alex Shorland-Ball; Catherine Dolton):	+44 (0) 1895 512 176
Media Affairs (Leslie McGibbon; Emma Corcoran):	+44 (0) 1895 512 425
+44 (0) 7808 094 471

High resolution images to accompany this announcement are available for the media to download free of charge from www.vismedia.co.uk . This includes profile shots of the key executives.

Presentation for Analysts and Shareholders

A presentation with Andrew Cosslett (Chief Executive) and Richard Solomons (Chief Financial Officer and Head of Commercial Development) will commence at 9.30am (London time) on 11 August at Merrill Lynch Financial Centre, 2 King Edward Street, London, EC1A 1HQ. There will be an opportunity to ask questions. The presentation will conclude at approximately 10.30am (London time).

There will be a live audio webcast of the results presentation on the web address www.ihg.com/interims09. The archived webcast of the presentation is expected to be on this website later on the day of the results and will remain on it for the foreseeable future. There will also be a live dial-in facility

International dial-in	+44 (0)203 037 9090

US Q&A conference call

There will also be a conference call, primarily for US investors and analysts, at 10.00am (Eastern Standard Time) on 11 August with Andrew Cosslett (Chief Executive) and Richard Solomons (Chief Financial Officer and Head of Commercial Development). There will be an opportunity to ask questions.

International dial-in	+44 (0)20 7108 6370
US Toll Free	866 692 5726
Conference ID:	HOTEL

A recording of the conference call will also be available for 7 days. To access this please dial the relevant number below and use the access number 5717.

International dial-in	+44 (0)207 108 6347
US Toll Free	866 851 6712

Website

The full release and supplementary data will be available on our website from 7.00 am (London time) on 11 August. The web address is www.ihg.com/interims09 .

To watch a video of Andrew Cosslett reviewing our results visit our YouTube channel at www.youtube.com/ihgplc

Notes to Editors:

InterContinental Hotels Group (IHG) [LON:IHG, NYSE:IHG (ADRs)] is the world's largest hotel group by number of rooms. IHG owns, manages, leases or franchises, through various subsidiaries, over 4,300 hotels and almost 630,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo® , Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express® , Staybridge Suites® and Candlewood Suites® , and also manages the world's largest hotel loyalty programme, Priority Club® Rewards with 44 million members worldwide.

IHG has nearly 1,600 hotels in its development pipeline, which will create 140 ,000 jobs worldwide over the next few years.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

IHG offers information and online reservations for all its hotel brands at www.ihg.com and information for the Priority Club Rewards programme at www.priorityclub.com . For the latest news from IHG, visit our online Press Office at www.ihg.com/media .

Cautionary note regarding forward-looking statements

This announcement contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934). These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements often use words such as ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’ or other words of similar meaning. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements. Factors that could affect the business and the financial results are described in ‘Risk Factors’ in the InterContinental Hotels Group PLC Annual report on Form 20-F filed with the United States Securities and Exchange Commission.

Interim Management Review

This Interim Management Review discusses the performance of InterContinental Hotels Group (the Group or IHG) for the six months ended 30 June 2009.

GROUP PERFORMANCE

	3 months ended			6 months ended
	30 June 2009	30 June 2008%		30 June 2009	30 June 2008%
Group Results	$m	$m	change	$m	$m	change

Revenue:
Americas	196	258	(24.0)	375	499	(24.8)
EMEA	99	156	(36.5)	186	271	(31.4)
Asia Pacific	50	69	(27.5)	106	141	(24.8)
Central	30	32	(6.3)	59	63	(6.3)
	____	____	____	____	____	____
Total	375	515	(27.2)	726	974	(25.5)
	____	____	____	____	____	____
Operating profit before exceptional items:
Americas	86	134	(35.8)	149	249	(40.2)
EMEA	34	59	(42.4)	58	89	(34.8)
Asia Pacific	7	12	(41.7)	17	29	(41.4)
Central	(20)	(41)	51.2	(45)	(76)	40.8
	____	____	____	____	____	____
	107	164	(34.8)	179	291	(38.5)

Exceptional operating items	(175)	6	-	(201)	(4)	-
	____	____	____	____	____	____
	(68)	170	(140.0)	(22)	287	(107.7)
Net financial expenses	(14)	(25)	44.0	(28)	(55)	49.1
	____	____	____	____	____	____
(Loss)/profit before tax	(82)	145	(156.6)	(50)	232	(121.6)
	____	____	____	____	____	____

Earnings per ordinary share:
Basic	(19.6)¢	34.8 ¢	(156.3)	(10.2)¢	56.0¢	(118.2)
Adjusted	26.0¢	34.5¢	(24.6)	41.5¢	58.1¢	(28.6)

Revenue decreased by 25.5% to $726m and operating profit before exceptional items decreased by 38.5% to $179m during the six months ended 30 June 2009. At constant exchange rates, revenue and operating profit before exceptional items decreased 21.5% and 41.2% respectively. Included in these results is $3m of liquidated damages received by IHG in the first half of 2009 in respect of the settlement of a franchise contract in the EMEA region. In the first half of 2008 $22m of liquidated damages were received relating to the settlement of two management contracts; $13m relating to the Americas region and $9m relating to the EMEA region. Excluding these receipts, revenue and operating profit before exceptional items decreased by 24.1% and 34.6% respectively and at constant exchange rates by 20.0% and 37.5% respectively.

In response to the effects of the global economic downturn the Group has taken a number of actions to improve efficiency and reduce costs. This action has resulted in a $51m reduction in regional and central overheads from $147m to $96m during the first half of 2009, including a saving of $10m relating to variable remuneration and a $20m currency benefit.

As a result of the declining real estate market the InterContinental Atlanta and Staybridge Suites Denver Cherry Creek no longer meet the criteria for designation as held for sale assets and consequently the results of these hotels are no longer categorised as discontinued operations and comparative figures have been restated accordingly. Depreciation not charged on these assets from initial designation as held for sale assets to 30 June 2009 has been charged as an exceptional item in the period.

Profit before tax decreased by 121.6% to a loss of $50m and adjusted earnings per ordinary share decreased by 28.6% to 41.5 ¢ .

The IHG global system (the number of hotels and rooms which are owned, leased, managed or franchised) increased in the first half of 2009 by 117 hotels (9,849 rooms) with openings of 229 hotels (26,956 rooms) and removals of 112 hotels (17,107 rooms) continuing IHG’s strategy to reinvigorate brands through the removal of lower quality, non-brand conforming hotels. This strategy is further supported by the ongoing relaunch of the Holiday Inn brand family, which incorporates the consistent delivery of best in class service and physical quality in all Holiday Inn and Holiday Inn Express hotels. At the period end, 922 hotels were open under the updated signage and brand standards.

At 30 June 2009, the IHG pipeline which represents hotels and rooms where a contract has been signed and the appropriate fees paid, totalled 1,599 hotels (226,248 rooms) a decline of 176 hotels (18,837 rooms) since the year end, primarily due to a decrease in signings of 197 hotels (25,528 rooms) compared to the same period last year.

THE AMERICAS

	3 months ended			6 months ended
	30 June 2009	30 June 2008%		30 June 2009	30 June 2008%
Americas Results	$m	$m	change	$m	$m	change

Revenue:
Owned and leased	57	80	(28.8)	106	154	(31.2)
Managed	24	44	(45.5)	55	97	(43.3)
Franchised	115	134	(14.2)	214	248	(13.7)
	____	____	____	____	____	____
Total	196	258	(24.0)	375	499	(24.8)
	____	____	____	____	____	____
Operating profit before exceptional items:
Owned and leased	5	16	(68.8)	4	26	(84.6)
Managed	(5)	15	(133.3)	(9)	38	(123.7)
Franchised	97	118	(17.8)	177	215	(17.7)
	____	____	____	____	____	____
	97	149	(34.9)	172	279	(38.4)
Regional overheads	(11)	(15)	26.7	(23)	(30)	23.3
	____	____	____	____	____	____
Total	86	134	(35.8)	149	249	(40.2)
	____	____	____	____	____	____

Revenue and operating profit before exceptional items decreased by 24.8% to $375m and 40.2% to $149m respectively during the six months ended 30 June 2009. IHG’s hotel brands experienced tough trading conditions in the first half of the year leading to a decline in RevPAR of 15.8%, however, overall they continued to outperform the market. Excluding the receipt of liquidated damages of $13m in the first half of 2008 revenue and operating profit declined by 22.8% and 36.9% respectively.

Owned and leased revenue decreased by 31.2% to $106m and operating profit decreased by 84.6% to $4m. RevPAR across the owned and leased estate declined 28.6% year on year. Trading at the InterContinental New York was severely impacted by the collapse of the financial markets, and whilst revenues were down at the InterContinental Boston, cost saving measures implemented at the hotel reduced the negative impact on operating profit. Results were further impacted by the sale of the Holiday Inn Jamaica, which was sold in August 2008, leading to a $12m loss in revenue and $1m loss in operating profit when compared to the first half of 2008. As a result of the declining real estate market the InterContinental Atlanta and Staybridge Suites Denver Cherry Creek no longer meet the criteria for designation as held for sale assets and consequently the results of these hotels are no longer categorised as discontinued operations and comparative figures have been restated accordingly. Depreciation not charged on these assets from initial designation as held for sale assets to 30 June 2009 has been charged as an exceptional item in the period.

Managed revenue decreased by 43.3% to $55m with all managed portfolios being impacted by the global financial downturn. In the first half of the year, RevPAR across the managed estate declined by 18.4%. The year on year revenue variance is further impacted by the receipt of $13m in liquidated damages in the first half of 2008. Excluding this, revenues declined by 34.5% to $55m. Managed operating profit decreased by $47m to $(9)m due to the RevPAR driven decline in revenues and IHG funding owner’s priority return shortfalls on a number of hotels managed by one owner. Excluding the $13m of liquidated damages operating profit was down by $34m.

The managed results include $36m (2008 $47m) of revenue and $3m (2008 $5m) of operating profit from four properties that are structured, for legal reasons, as operating leases but with the same characteristics as management contracts.

During the first half of 2009, franchised revenue and operating profit decreased by 13.7% to $214m and 17.7% to $177m respectively, compared to the same period in 2008. This decrease was predominantly driven by a fall in royalty revenues as a consequence of a RevPAR decline of 15.1%. Both rate and occupancy declined compared to the first half of 2008. Revenues were also impacted by a decline in real estate activity leading to lower fees associated with signings of new hotels and conversions. An increase in overall room supply partially offset the decline in revenues.

Regional overheads decreased by $7m, from $30m to $23m, as a result of improvements in efficiencies across the region and organisational restructuring to better align the corporate structure with the changing requirements of our owners and hotels, leading to ongoing cost savings across all overhead functions.

	Hotels		Rooms
		Change over		Change over
Americas hotel and room count	2009 30 June	2008 31 December	2009 30 June	2008 31 December
Analysed by brand:
InterContinental	55	-	18,496	(6)
Crowne Plaza	197	10	54,611	3,487
Holiday Inn	891	(29)	161,196	(7,581)
Holiday Inn Express	1,803	81	153,916	7,892
Staybridge Suites	164	14	17,899	1,527
Candlewood Suites	229	25	22,916	2,275
Hotel Indigo	27	6	3,222	584
Holiday Inn Club Vacations	6	5	2,892	480
	____	____	______	_____
Total	3,372	112	435,148	8,658
	____	____	______	_____
Analysed by ownership type:
Owned and leased	10	-	3,503	(2)
Managed	200	1	41,102	187
Franchised	3,162	111	390,543	8,473
	____	____	______	_____
Total	3,372	112	435,148	8,658
	____	____	______	_____

	Hotels		Rooms
		Change over		Change over
Americas pipeline	2009 30 June	2008 31 December	2009 30 June	2008 31 December
Analysed by brand:
InterContinental	7	-	2,293	-
Crowne Plaza	38	(5)	7,962	(1,685)
Holiday Inn	246	(17)	31,703	(1,149)
Holiday Inn Express	556	(83)	49,861	(6,604)
Staybridge Suites	140	(14)	15,040	(1,638)
Candlewood Suites	209	(33)	18,668	(3,122)
Hotel Indigo	54	(1)	6,950	(82)
	____	____	______	_____
Total	1,250	(153)	132,477	(14,280)
	____	____	______	_____
Analysed by ownership type:
Owned and leased	1	-	210	25
Managed	18	(2)	3,910	(298)
Franchised	1,231	(151)	128,357	(14,007)
	____	____	______	_____
Total	1,250	(153)	132,477	(14,280)
	____	____	______	_____

The Americas system increased in the first half of 2009 by 112 hotels (8,658 rooms), with 204 hotels (21,072 rooms) joining the system and 92 hotels (12,414 rooms) leaving the system, as part of the Group’s continued strategy to reinvigorate brands through the removal of lower quality, non-brand conforming hotels.

The Americas pipeline at 30 June 2009 totalled 1,250 hotels (132,477 rooms) representing a rooms decline of 9.7% over the pipeline at 31 December 2008 primarily due to a decrease in signings in the first half of 2009 at 130 hotels (15,004 rooms), compared to 294 hotels (32,669 rooms) in the first half of 2008.

Europe, Middle East and Africa (EMEA)

	3 months ended			6 months ended
	30 June 2009	30 June 2008%		30 June 2009	30 June 2008%
EMEA Results	$m	$m	change	$m	$m	change

Revenue:
Owned and leased	49	68	(27.9)	87	121	(28.1)
Managed	31	57	(45.6)	59	97	(39.2)
Franchised	19	31	(38.7)	40	53	(24.5)
	____	____	____	____	____	____
Total	99	156	(36.5)	186	271	(31.4)
	____	____	____	____	____	____
Operating profit before exceptional items:
Owned and leased	9	14	(35.7)	10	19	(47.4)
Managed	17	35	(51.4)	33	56	(41.1)
Franchised	14	20	(30.0)	30	35	(14.3)
	____	____	____	____	____	____
	40	69	(42.0)	73	110	(33.6)
Regional overheads	(6)	(10)	40.0	(15)	(21)	28.6
	____	____	____	____	____	____
Total	34	59	(42.4)	58	89	(34.8)
	____	____	____	____	____	____

Revenue and operating profit before exceptional items decreased by 31.4% to $186m and 34.8% to $58m respectively during the first half of 2009. At constant currency exchange rates revenue and operating profit before exceptional items decreased by 19.9% and 30.3% respectively. The region received liquidated damages of $9m in the first half of 2008 and $3m in the first half of 2009. Excluding these receipts revenue declined 30.2% and operating profit before exceptional items declined 31.3%, and at constant currency exchange rates by 18.3% and 26.3% respectively.

In the owned and leased estate RevPAR declined by 16.8%, resulting in a revenue and operating profit decrease of 28.1% to $87m and by 47.4% to $10m respectively. Trading at the InterContinental Le Grand was adversely impacted by a decline in both business and international leisure travel and declined despite a boost from the biennial air show.

Managed revenue decreased by 39.2% to $59m and managed operating profit decreased by 41.1% to $33m. The managed revenue and operating profit variances are negatively impacted by the receipt of $9m liquidated damages in the first half of 2008. Excluding this, managed revenue and operating profit decreased by 33.0% and 29.8% respectively, driven by the annualisation of the reduced contribution from a portfolio of hotels in the UK and tough trading conditions throughout the European managed estate.

Franchised revenue and operating profit decreased by 24.5% to $40m and 14.3% to $30m respectively. The franchised performance was heavily impacted by an unfavourable sterling to dollar foreign exchange movement, and at constant currency exchange rates revenue declined by 11.3% whilst operating profit was in line with the same period last year. Excluding $3m of liquidated damages received relating to the settlement of one franchise contract during the first half of 2009, revenue and operating profit decreased by 30.2% and 22.9% respectively, and by 17.0% and 8.6% at constant currency exchange rates. Overall, RevPAR declined by 17.0% across the region however this was partially offset by an increase in hotel openings.

Regional overheads decreased by $6m to $15m compared to the first half of 2008 driven by a favourable movement in foreign exchange of $5m.

	Hotels		Rooms
		Change over		Change over
EMEA hotel and room count	2009 30 June	2008 31 December	2009 30 June	2008 31 December
Analysed by brand:
InterContinental	63	(1)	20,311	(525)
Crowne Plaza	92	3	21,593	864
Holiday Inn	328	(4)	52,427	(612)
Holiday Inn Express	191	5	22,347	783
Staybridge Suites	3	1	400	128
Hotel Indigo	1	-	64	-
Other brands	1	-	203	-
	____	____	______	_____
Total	679	4	117,345	638
	____	____	______	_____
Analysed by ownership type:
Owned and leased	4	-	1,446	-
Managed	165	(14)	39,384	(1,801)
Franchised	510	18	76,515	2,439
	____	____	______	_____
Total	679	4	117,345	638
	____	____	______	_____

	Hotels		Rooms
		Change over		Change over
EMEA pipeline	2009 30 June	2008 31 December	2009 30 June	2008 31 December
Analysed by brand:
InterContinental	24	(4)	6,546	(516)
Crowne Plaza	25	-	7,379	92
Holiday Inn	43	(7)	9,858	(346)
Holiday Inn Express	47	(10)	6,579	(1,211)
Staybridge Suites	7	(5)	859	(572)
Hotel Indigo	3	3	141	141
Other brands	1	-	90	-
	____	____	______	_____
Total	150	(23)	31,452	(2,412)
	____	____	______	_____
Analysed by ownership type:
Managed	65	(18)	17,999	(1,597)
Franchised	85	(5)	13,453	(815)
	____	____	______	_____
Total	150	(23)	31,452	(2,412)
	____	____	______	_____

During the first half of 2009, EMEA added a net 4 hotels (638 rooms) to its portfolio, including openings of 16 hotels (2,674 rooms), offset by removals of 12 hotels (2,036 rooms).

The region’s pipeline decreased by 13.3% to 150 hotels (31,452 rooms) at 30 June 2009. Signings during the period decreased by 16 hotels (2,910 rooms) to 16 hotels (3,781 rooms) compared to the first half of 2008.

Asia Pacific

	3 months ended			6 months ended
	30 June 2009	30 June 2008%		30 June 2009	30 June 2008%
Asia Pacific Results	$m	$m	change	$m	$m	change

Revenue:
Owned and leased	25	37	(32.4)	57	77	(26.0)
Managed	22	28	(21.4)	43	56	(23.2)
Franchised	3	4	(25.0)	6	8	(25.0)
	____	____	____	____	____	____
Total	50	69	(27.5)	106	141	(24.8)
	____	____	____	____	____	____
Operating profit before exceptional items:
Owned and leased	4	10	(60.0)	11	20	(45.0)
Managed	9	12	(25.0)	17	26	(34.6)
Franchised	1	1	-	2	3	(33.3)
	____	____	____	____	____	____
	14	23	(39.1)	30	49	(38.8)
Regional overheads	(7)	(11)	36.4	(13)	(20)	35.0
	____	____	____	____	____	____
Total	7	12	(41.7)	17	29	(41.4)
	____	____	____	____	____	____

Revenue decreased by 24.8% to $106m whilst total operating profit before exceptional items decreased by 41.4% to $17m. At constant currency exchange rates revenue and operating profit before exceptional items decreased by 22.0% and 34.5% respectively. RevPAR declined by 17.9% compared to the first half of 2008.

In the owned and leased estate, revenue and operating profit decreased by 26.0% to $57m and by 45.0% to $11m respectively, reflecting a RevPAR decline of 28.1% at the InterContinental Hong Kong.

Managed revenue decreased by 23.2% to $43m and managed operating profit decreased by 34.6% to $17m. Results in the region were impacted by a continued oversupply of rooms in key Chinese cities, including Beijing and Shanghai, and a reduced contribution from the ANA joint venture in Japan.

Franchised revenue decreased by 25.0% to $6m and operating profit fell by 33.3% to $2m, driven by a decline in franchise royalties as a result of the removal of 5 hotels (1,655 rooms) in the region in an effort to protect the quality of our brands.

Regional overheads decreased by $7m to $13m. This includes $3m of reduced marketing costs associated with the ANA Crowne Plaza marketing campaign.

	Hotels		Rooms
		Change over		Change over
Asia Pacific hotel and room count	2009 30 June	2008 31 December	2009 30 June	2008 31 December
Analysed by brand:
InterContinental	40	-	15,289	(109)
Crowne Plaza	68	2	22,487	958
Holiday Inn	100	(1)	27,783	(92)
Holiday Inn Express	24	-	6,193	(13)
Other brands	20	-	5,455	(191)
	____	____	______	_____
Total	252	1	77,207	553
	____	____	______	_____
Analysed by ownership type:
Owned and leased	2	-	693	-
Managed	213	6	68,348	2,208
Franchised	37	(5)	8,166	(1,655)
	____	____	______	_____
Total	252	1	77,207	553
	____	____	______	_____

	Hotels		Rooms
		Change over		Change over
Asia Pacific pipeline	2009 30 June	2008 31 December	2009 30 June	2008 31 December
Analysed by brand:
InterContinental	36	-	12,221	(308)
Crowne Plaza	58	(7)	21,476	(3,059)
Holiday Inn	75	1	21,199	(6)
Holiday Inn Express	28	5	7,093	1,078
Hotel Indigo	2	1	330	150
	____	____	______	_____
Total	199	-	62,319	(2,145)
	____	____	______	_____
Analysed by ownership type:
Managed	197	-	61,993	(2,144)
Franchised	2	-	326	(1)
	____	____	______	_____
Total	199	-	62,319	(2,145)
	____	____	______	_____

Asia Pacific hotel and room count increased by 1 hotel (553 rooms) in the first half of 2009 to 252 hotels (77,207 rooms), including openings of 9 hotels (3,210 rooms), offset by the removal of 8 hotels (2,657 rooms).

The pipeline in Asia Pacific remained at 199 hotels but decreased by 2,145 rooms to 62,319 rooms. Signings were down by 17 hotels (4,953 rooms) to 13 hotels (3,969 rooms) compared to the first half of 2008.

Central

Net central costs decreased by $31m to $45m during the six months ended 30 June 2009 driven by savings relating to variable remuneration and a $14m currency benefit. The cost savings are a result of a number of actions taken to improve efficiency and drive benefits of scale, including the addition of a global procurement function.

System Funds

In the six months ended 30 June 2009, system fund revenues decreased by 3.5% to $473m primarily as a result of lower assessment fees driven by lower RevPARs across the system. However, the assessment revenue shortfall was partially offset by other revenues related to system wide promotional programmes targeting consumers and reservation channel promotions.

Exceptional Operating Items

Exceptional operating items, a charge of $201m in the six months ended 30 June 2009, consisted of:

•	$14m in relation to the ongoing Holiday Inn relaunch;
•

$21m enhanced pension transfers to deferred members of the InterContinental Hotels UK Pension Plan who accepted an offer to receive the enhancement as either a cash lump sum or an additional transfer value to an alternative pension plan provider;

•	$162m of non-cash impairment charges reflecting the poorer trading environment in 2009 and included $45m relating to hotels reclassified from held for sale assets; and
•	$4m severance costs.

Taxation

The tax charge on profit before tax, excluding the impact of exceptional items, has been calculated using an estimated rate of 22%. By also excluding the effect of prior year items, the equivalent effective tax rate would be approximately 39%. This rate is higher than the UK statutory rate of 28% due mainly to certain overseas profits (particularly in the US) being subject to statutory rates higher than the UK statutory rate, unrelieved foreign taxes and disallowable expenses.

Taxation within exceptional items totalled a credit of $52m. This represents, primarily, deferred and current tax relief on exceptional costs together with the release of exceptional prior year provisions.

Net tax paid in the six months ended 30 June 2009 totalled $43m.

Treasury

The Group has continued its focus on cash management during the six months ended 30 June 2009. Cash generated from operating activities was $91m, a decrease of $197m over the same period in 2008.

Net debt at 30 June 2009 of $1,328m comprised cash and cash equivalents of $109m and loans and other borrowings of $1,437m. Net financial expenses decreased from $55m to $28m for the six months ended 30 June 2009 due to significantly lower interest rates in the first half of 2009.

Dividends

The Board has proposed an interim dividend per share of 12.2¢ (7.3p).

Risks and Uncertainties

The principal risks and uncertainties which could affect the Group for the remainder of the financial year remain those set out on pages 26 to 28 of the IHG Annual Report and Financial Statements 2008.

In summary, the Group is exposed to risks relating to:

the reputation of its brands and the protection of intellectual property rights;
•	identifying, securing and retaining management and franchise agreements;
•	political and economic developments;
•	managing changes in key personnel and senior management;
•	events that adversely impact domestic or international travel;
•	reliance upon its proprietary reservation s system and exposure to the risk of failures in the system and increased competition in reservations infrastructure;
•	technology and systems;
•	hotel industry supply and demand cycle;
•	a lack of selected development opportunities;
•	corporate responsibility;
•	litigation;
•	difficulties insuring the business;
•	the ability to borrow and satisfy debt covenants;
•	compliance with data privacy regulations;
•	information security; and
•	funding in relation to the defined benefits under its pension plans.

The current economic environment remains tough and at present it is difficult to see any real signs of improvement in the industry trading outlook. Following the sharp deterioration in trading in the first quarter of 2009, there are some signs that occupancy is stabilising but forward booking visibility is poor and conditions for the rest of the year are likely to remain tough. IHG continues to sign new deals into the pipeline across all brands but the pace of movement through the pipeline is slowing as a result of financing restrictions and trading uncertainties. The Holiday Inn relaunch continues to make good progress and new rooms growth continues to deliver new revenue and 400 hotel openings are still expected in 2009. IHG’s focus on driving revenue share from its strong brands together with a focus on cash management and cost control will help IHG outperform during these times of economic uncertainty.

A copy of the IHG Annual Report and Financial Statements 2008 is available at www.ihgplc.com.

Directors' Responsibility Statement

The Directors confirm that to the best of their knowledge:

•	The condensed set of financial statements has been prepared in accordance with IAS 34;

•

The interim management report includes a fair review of the important events during the first six months and a description of the principal risks and uncertainties for the remaining six months of the year, as required by DTR 4.2.7R; and

•	The interim management report includes a fair review of disclosure of related party transactions and changes therein, as required by DTR 4.2.8R.

On behalf of the Board

Andrew Cosslett          Richard Solomons

Chief Executive                Chief Financial Officer and
                    Head of Commercial Development
10 August 2009               10 August 2009

InterContinental Hotels Group PLC

GROUP INCOME STATEMENT
For the three months ended 30 June 2009

	3 months ended 30 June 2009			3 months ended 30 June 2008
	Before exceptional items	Exceptional items (note 4)	Total	Before exceptional items	Exceptional items (note 4)	Total
	$m	$m	$m	$m	$m	$m
Continuing operations

Revenue (note 3)	375	-	375	515	-	515
Cost of sales	(176)	-	(176)	(226)	-	(226)
Administrative expenses	(67)	(13)	(80)	(101)	(5)	(106)
Other operating income and expenses	1	-	1	4	12	16
	____	____	____	____	____	____
	133	(13)	120	192	7	199
Depreciation and amortisation	(26)	-	(26)	(28)	(1)	(29)
Impairment	-	(162)	(162)	-	-	-
	_____	_____	____	_____	_____	____

Operating profit/(loss) (note 3)	107	(175)	(68)	164	6	170
Financial income	1	-	1	3	-	3
Financial expenses	(15)	-	(15)	(28)	-	(28)
	____	____	____	____	____	____

Profit/(loss) before tax (note 3)	93	(175)	(82)	139	6	145

Tax (note 5)	(19)	43	24	(39)	(5)	(44)
	____	____	____	____	____	____

Profit/(loss) for the period from continuing operations	74	(132)	(58)	100	1	101

Profit for the period from discontinued operations	-	2	2	-	-	-
	____	____	____	____	____	____
Profit/(loss) for the period attributable to the equity holders of the parent	74	(130)	(56)	100	1	101
	====	====	====	====	====	====
Earnings per ordinary share (note 6)
Continuing operations:
Basic			(20.4)¢			34.8¢
Diluted			(19.9)¢			34.1¢
Adjusted	26.0¢			34.5¢
Adjusted diluted	25.4¢			33.8¢
Total operations:
Basic			(19.6)¢			34.8¢
Diluted			(19.2)¢			34.1¢
Adjusted	26.0¢			34.5¢
Adjusted diluted	25.4¢			33.8¢
	====		====	====		====

InterContinental Hotels Group PLC
GROUP INCOME STATEMENT
For the six months ended 30 June 2009

	6 months ended 30 June 2009			6 months ended 30 June 2008
	Before exceptional items	Exceptional items (note 4)	Total	Before exceptional items	Exceptional items (note 4)	Total
	$m	$m	$m	$m	$m	$m
Continuing operations

Revenue (note 3)	726	-	726	974	-	974
Cost of sales	(358)	-	(358)	(439)	-	(439)
Administrative expenses	(140)	(39)	(179)	(192)	(14)	(206)
Other operating income and expenses	2	-	2	5	12	17
	_____	____	____	_____	____	____
	230	(39)	191	348	(2)	346
Depreciation and amortisation	(51)	-	(51)	(57)	(2)	(59)
Impairment	-	(162)	(162)	-	-	-
	_____	____	____	_____	____	____

Operating profit/(loss) (note 3)	179	(201)	(22)	291	(4)	287
Financial income	2	-	2	6	-	6
Financial expenses	(30)	-	(30)	(61)	-	(61)
	_____	____	____	_____	____	____

Profit/(loss) before tax (note 3)	151	(201)	(50)	236	(4)	232

Tax (note 5)	(33)	48	15	(67)	(2)	(69)
	_____	____	____	_____	____	____
Profit/(loss) for the period from continuing operations	118	(153)	(35)	169	(6)	163

Profit for the period from discontinued operations	-	6	6	-	-	-
	_____	____	____	_____	____	____
Profit/(loss) for the period attributable to the equity holders of the parent	118	(147)	(29)	169	(6)	163
	====	====	====	====	====	====
Earnings per ordinary share (note 6)
Continuing operations:
Basic			(12.3)¢			56.0¢
Diluted			(12.1)¢			54.9¢
Adjusted	41.5¢			58.1¢
Adjusted diluted	40.7¢			56.9¢
Total operations:
Basic			(10.2)¢			56.0¢
Diluted			(10.0)¢			54.9¢
Adjusted	41.5¢			58.1¢
Adjusted diluted	40.7¢			56.9¢
	====		====	====		====

InterContinental Hotels Group PLC

GROUP STATEMENT OF COMPREHENSIVE INCOME
For the six months ended 30 June 2009

	2009 6 months ended 30 June $m	2008 6 months ended 30 June restated* $ m

(Loss)/profit for the period	(29)	163

Other comprehensive income
Gains on valuation of available-for-sale assets	9	7
Losses on disposal of available-for sale assets	-	(15)
Cash flow hedges:
(Losses)/gains arising during the period	(3)	2
Transferred to financial expenses	7	1
Actuarial losses on defined benefit pension plans, net of asset restriction	(15)	(66)
Exchange differences on retranslation of foreign operations	12	22
Tax related to above components of other comprehensive income:
Actuarial losses	(1)	2
Tax related to share schemes	-	2
Tax related to pension contributions	-	7
	____	____
Other comprehensive income/(loss) for the period	9	(38)
	____	____
Total comprehensive (loss)/income for the period	(20)	125
	====	====
Attributable to:
Equity holders of the parent	(19)	125
Minority equity interest	(1)	-
	____	____
	(20)	125
	====	====

*	Restated for IFRIC 14 (note 1).

InterContinental Hotels Group PLC

GROUP STATEMENT OF CHANGES IN EQUITY
For the six months ended 30 June 2009

	6 months ended 30 June 2009
	Equity share capital	Other reserves*	Retained earnings	Minority interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the period	118	(2,748)	2,624	7	1

Total comprehensive income for the period	-	26	(45)	(1)	(20)
Issue of ordinary shares	3	-	-	-	3
Movement in shares in employee share trusts	-	44	(44)	-	-
Equity-settled share-based cost, net of payments	-	-	8	-	8
Equity dividends paid	-	-	(83)	-	(83)
Exchange adjustments	16	(16)	-	-	-
	____	____	____	____	____
At end of the period	137	(2,694)	2,460	6	(91)
	====	====	====	====	====

	6 months ended 30 June 2008
	Equity share capital	Other reserves*	Retained earnings	Minority interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the period	163	(2,720)	2,649	6	98

Total comprehensive income for the period	-	17	108	-	125
Issue of ordinary shares	2	-	-	-	2
Purchase of own shares	(3)	-	(136)	-	(139)
Transfer to capital redemption reserve	-	3	(3)	-	-
Movement in shares in employee share trusts	-	29	(39)	-	(10)
Equity-settled share-based cost, net of payments	-	-	12	-	12
Equity dividends paid	-	-	(86)	-	(86)
Exchange adjustments	(1)	1	-	-	-
	____	____	____	____	____
At end of the period	161	(2,670)	2,505	6	2
	====	====	====	====	====

*	Other reserves comprise the capital redemption reserve, shares held by employee share trusts, other reserves, unrealised gains and losses reserve and currency translation reserve.

InterContinental Hotels Group PLC

GROUP STATEMENT OF CASH FLOWS
For the six months ended 30 June 2009

	2009 6 months ended 30 June	2008 6 months ended 30 June
	$m	$m

(Loss)/profit for the period	(29)	163
Adjustments for:
Net financial expenses	28	55
Income tax (credit)/charge	(15)	69
Gain on disposal of assets	(6)	-
Exceptional operating items before depreciation	201	2
Depreciation and amortisation	51	59
Equity settled share-based cost, net of payments	8	12
	_____	_____
Operating cash flow before movements in working capital	238	360
Increase in net working capital	(34)	(8)
Retirement benefit contributions, net of cost	-	(25)
Cash flows relating to exceptional operating items	(43)	(17)
	_____	_____
Cash flow from operations	161	310
Interest paid	(28)	(58)
Interest received	1	6
Tax (paid)/received on operating activities	(43)	30
	_____	_____
Net cash from operating activities	91	288
	_____	_____
Cash flow from investing activities
Purchases of property, plant and equipment	(15)	(11)
Purchase of intangible assets	(24)	(22)
Investment in associates and other financial assets	(1)	(5)
Proceeds from associates and other financial assets	12	28
	_____	_____
Net cash from investing activities	(28)	(10)
	_____	_____
Cash flow from financing activities
Proceeds from the issue of share capital	1	2
Purchase of own shares	-	(131)
Purchase of own shares by employee share trusts	(3)	(12)
Proceeds on release of own shares by employee share trusts	1	2
Dividends paid to shareholders	(83)	(86)
Increase in borrowings	54	11
	_____	_____
Net cash from financing activities	(30)	(214)
	_____	_____

Net movement in cash and cash equivalents in the period	33	64
Cash and cash equivalents at beginning of the period	82	105
Exchange rate effects	(6)	(4)
	_____	_____
Cash and cash equivalents at end of the period	109	165
	=====	=====

InterContinental Hotels Group PLC

GROUP STATEMENT OF FINANCIAL POSITION

30 June 2009

	2009 30 June	2008 30 June restated*	2008 31 December
	$m	$m	$m
ASSETS
Property, plant and equipment	1,854	1,843	1,684
Goodwill	95	228	143
Intangible assets	284	342	302
Investment in associates	44	50	43
Retirement benefit assets	23	16	40
Other financial assets	155	173	152
	_____	_____	_____
Total non-current assets	2,455	2,652	2,364
	_____	_____	_____
Inventories	4	5	4
Trade and other receivables	437	489	412
Current tax receivable	45	27	36
Cash and cash equivalents	109	165	82
Other financial assets	5	18	10
	_____	_____	_____
Total current assets	600	704	544

Non-current assets classified as held for sale	22	239	210
	______	______	______
Total assets (note 3)	3,077	3,595	3,118
	=====	=====	=====
LIABILITIES
Loans and other borrowings	(22)	(17)	(21)
Trade and other payables	(739)	(783)	(746)
Current tax payable	(341)	(428)	(374)
	_____	_____	_____
Total current liabilities	(1,102)	(1,228)	(1,141)
	_____	_____	_____
Loans and other borrowings	(1,415)	(1,771)	(1,334)
Retirement benefit obligations	(133)	(124)	(129)
Trade and other payables	(400)	(305)	(392)
Deferred tax payable	(118)	(150)	(117)
	_____	_____	_____
Total non-current liabilities	(2,066)	(2,350)	(1,972)

Liabilities classified as held for sale	-	(15)	(4)
	_____	_____	_____
Total liabilities	(3,168)	(3,593)	(3,117)
	=====	=====	=====
Net (liabilities)/assets	(91)	2	1
	=====	=====	=====
EQUITY
Equity share capital	137	161	118
Capital redemption reserve	11	13	10
Shares held by employee share trusts	(7)	(53)	(49)
Other reserves	(2,905)	(2,918)	(2,890)
Unrealised gains and losses reserve	23	33	9
Currency translation reserve	184	255	172
Retained earnings	2,460	2,505	2,624
	______	______	______
IHG shareholders’ equity	(97)	(4)	(6)
Minority equity interest	6	6	7
	______	______	______
Total equity	(91)	2	1
	=====	=====	=====

*	Restated for IFRIC 14 (note 1).

InterContinental Hotels Group plc

NOTES TO THE INTERIM FINANCIAL STATEMENTS

1.	Basis of preparation

These condensed interim financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority and IAS 34 ‘Interim Financial Reporting’. Other than the changes listed below, they have been prepared on a consistent basis using the accounting policies set out in the InterContinental Hotels Group (the Group or IHG) Annual Report and Financial Statements for the year ended 31 December 2008.

With effect from 1 January 2009, the Group has implemented IAS 1 (Revised) ‘Presentation of Financial Statements’, IAS 23 (Revised) ‘Borrowing Costs’, IFRS 8 ‘Operating Segments’ and IFRIC 13 ‘Customer Loyalty Programmes’. Except for certain presentational changes, including the introduction of a ‘Group Statement of Changes in Equity’ as a primary financial statement, the adoption of these standards has had no material impact on the financial statements and there has been no requirement to restate prior year comparatives.

Following the adoption of IFRIC 14 ‘IAS 19 – The limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’ at 31 December 2007, the 30 June 2008 Statement of Financial Position has been amended to show the retirement benefit assets net of tax previously recorded within deferred tax payable. There have been corresponding changes to the actuarial gains and related tax reported in the restated Group Statement of Comprehensive Income for the six months ended 30 June 2008. There is no change to previously reported net assets or income.

These condensed interim financial statements are unaudited and do not constitute statutory accounts of the Group within the meaning of Section 240 of the Companies Act 1985. The auditors have carried out a review of the financial information in accordance with the guidance contained in ISRE 2410 (UK and Ireland) ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board.

The financial information for the year ended 31 December 2008 has been extracted from the Group’s published financial statements for that year which contain an unqualified audit report and which have been filed with the Registrar of Companies.

Two hotels, which were previously classified as assets held for sale and whose results were presented as discontinued operations, no longer meet the criteria for designation as held for sale assets. Consequently, the results of these hotels are now reported as continuing operations and comparative data has been represented on a consistent basis. The impact has been to increase revenue from continuing operations for the three months ended 30 June by $8m (2008 $11m) and for the six months ended 30 June by $17m (2008 $22m) and to increase operating profit from continuing operations, before exceptional items, for the three months ended 30 June by $2m (2008 $4m) and for the six months ended 30 June by $5m (2008 $7m).

2.	Exchange rates

The results of operations have been translated into US dollars at the average rates of exchange for the period. In the case of sterling , the translation rate for the six months ended 30 June is $1= £0.67 ( 2009 3 mon ths, $1 = £0.65; 2008 6 months, $1 = £0.51; 2008 3 months, $1=£0.51). In the case of the euro, the translation rate for the six months ended 30 June is $1 = €0.75 ( 2009 3 months, $1 = €0.73; 2008 6 months, $1 = €0.65; 2008 3 months, $1 = €0.64).

Assets and liabilities have been translated into US dollars at the rates of exchange on the last day of the period. In the case of sterling, the translation rate is $1=£0.60 (2008 31 December $1 = £0.69; 30 June $1 = £0.50). In the case of the euro, the translation rate is $1 = €0.71 (2008 31 December $1 = €0.71; 30 June $1= €0.63).

3.	Segmental information
	Revenue
		2009 3 months ended 30 June	2008 3 months ended 30 June	2009 6 months ended 30 June	2008 6 months ended 30 June
		$m	$m	$m	$m

	Americas	196	258	375	499
	EMEA	99	156	186	271
	Asia Pacific	50	69	106	141
	Central	30	32	59	63
		____	____	____	____
	Total revenue	375	515	726	974
		====	====	====	====

	All results relate to continuing operations.

Profit
	2009 3 months ended 30 June $m	2008 3 months ended 30 June $m	2009 6 months ended 30 June $m	2008 6 months ended 30 June $m

Americas	86	134	149	249
EMEA	34	59	58	89
Asia Pacific	7	12	17	29
Central	(20)	(41)	(45)	(76)
	____	___	____	____
Reportable segments’ operating profit	107	164	179	291
Exceptional operating items (note 4)	(175)	6	(201)	(4)
	____	____	____	____
Operating (loss)/profit	(68)	170	(22)	287

Financial income	1	3	2	6
Financial expenses	(15)	(28)	(30)	(61)
	____	____	____	____
Total (loss)/profit before tax	(82)	145	(50)	232
	====	====	====	====

All results relate to continuing operations.

Assets	2009 30 June $m	2008 30 June restated* $m	2008 31 December $m
Americas	1,120	1,350	1,240
EMEA	988	1,204	958
Asia Pacific	617	684	613
Central	198	165	189
	____	____	____
Segment assets	2,923	3,403	3,000

Unallocated assets:
Current tax receivable	45	27	36
Cash and cash equivalents	109	165	82
	____	____	____
Total assets	3,077	3,595	3,118
	====	====	====

*	Restated for IFRIC 14 (note 1).

4.	Exceptional items
		2009 3 months ended 30 June $m	2008 3 months ended 30 June $m	2009 6 months ended 30 June $m	2008 6 months ended 30 June $m
	Continuing operations:

	Exceptional operating items
	Administrative expenses:
	Holiday Inn brand relaunch (a)	(9)	(3)	(14)	(9)
	Office reorganisations (b)	-	(2)	-	(5)
	Enhanced pensions transfer (c)	-	-	(21)	-
	Severance costs (d)	(4)	-	(4)	-
		____	____	____	____
		(13)	(5)	(39)	(14)
	Other operating income and expenses:
	Gain on sale of other financial assets	-	12	-	12

	Depreciation and amortisation:
	Office reorganisations (b)	-	(1)	-	(2)

	Impairment:
	Property, plant and equipment (e)	(28)	-	(28)	-
	Goodwill (f)	(57)	-	(57)
	Intangible assets (g)	(32)	-	(32)	-
	On reclassification of hotels from assets held for sale (h)	(45)	-	(45)
		____	____	____	____
		(162)	-	(162)	-
		____	____	____	____
		(175)	6	(201)	(4)
		====	====	====	====
	Tax
	Tax on exceptional operating items	43	(5)	48	(2)
		====	====	====	====
	Discontinued operations:
	Gain on disposal of assets:
	Gain on disposal of hotels (i)	2	-	2	-
	Tax credit	-	-	4	-
		____	____	____	____
		2	-	6	-
		====	====	====	====

These items are treated as exceptional by reason of their size or nature.
a)	Relates to costs incurred in support of the worldwide relaunch of the Holiday Inn brand family that was announced on 24 October 2007.
b)	Related to costs incurred on the relocation of the Group’s head office and the closure of its Aylesbury facility.
c)

Relates to the payment of enhanced pension transfers to those deferred members of the InterContinental Hotels UK Pension Plan who had accepted an offer to receive the enhancement either as a cash lump sum or as an additional transfer value to an alternative pension plan provider. The exceptional item comprises the lump sum payments, the IAS 19 settlement loss arising on the pension transfers and the costs of the arrangement. The payments and transfers were made in January 2009.

d)	Severance costs relate to redundancies arising from a review of the Group’s cost base in light of the current economic climate.
e)	Comprises $20m relating to a North American hotel and $8m relating to a European hotel and arises from a review of estimated recoverable amounts taking into account the current economic climate.
f)

Arises in respect of the Americas managed cash-generating unit and reflects revised fee expectations in light of the current economic climate. Estimated future cash flows have been discounted at 12.5%.

g)

Relates to the capitalised value of management contracts accounted for as intangible assets and arises from a revision to expected fee income. Estimated future cash flows have been discounted at 12.5%. The charge relates to the Americas business segment.

h)

Relates to the valuation adjustments required on the reclassification to property, plant and equipment of four North American hotels no longer meeting the ‘held for sale’ criteria of IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ as sales are no longer considered highly probable within the next 12 months. The adjustments comprise $14m of depreciation not charged whilst held for sale and $31m of further write-downs to recoverable amounts, as required by IFRS 5. The results of two of the hotels, previously classified as discontinued operations, are now reported as continuing operations and prior year results have been represented on a consistent basis.

i)	Relates to the release of provisions no longer required in respect of hotels disposed of in prior years.

5.	Tax

The tax charge on the combined profit from continuing and discontinued operations, excluding the impact of exceptional items (note 4), has been calculated using an estimated effective annual tax rate of 22% (2008 28%) analysed as follows.

	2009	2009	2009	2008	2008	2008
3 months ended 30 June	Profit $m	Tax $m	Tax rate	Profit $m	Tax $m	Tax rate
Before exceptional items
Continuing operations	93	(19)	20%	139	(39)	28%

Exceptional items
Continuing operations	(175)	43		6	(5)
Discontinued operations	2	-		-	-
	____	____		____	____
	(80)	24		145	(44)
	====	====		====	====
Analysed as:
UK tax		(6)			(13)
Foreign tax		30			(31)
		____			____
		24			(44)
		====			====

	2009	2009	2009	2008	2008	2008
6 months ended 30 June	Profit $m	Tax $m	Tax rate	Profit $m	Tax $m	Tax rate
Before exceptional items
Continuing operations	151	(33)	22%	236	(67)	28%

Exceptional items
Continuing operations	(201)	48		(4)	(2)
Discontinued operations	2	4		-	-
	____	____		____	____
	(48)	19		232	(69)
	====	====		====	====
Analysed as:
UK tax		(2)			(17)
Foreign tax		21			(52)
		____			____
		19			(69)
		====			====

By also excluding the effect of prior year items, the equivalent effective tax rate would be approximately 39% (2008 6 months ended 30 June 37%; year ended 31 December 39%). Prior year items have been treated as relating wholly to continuing operations.

6.	Earnings per ordinary share

Basic earnings per ordinary share is calculated by dividing the profit for the period available for IHG equity holders by the weighted average number of ordinary shares, excluding investment in own shares, in issue during the period.

Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the period.

Adjusted earnings per ordinary share is disclosed in order to show performance undistorted by exceptional items, to give a more meaningful comparison of the Group’s performance.

		2009		2008
	3 months ended 30 June		3 months ended 30 June
	Continuing operations	Total	Continuing operations	Total

Basic earnings per share
(Loss)/profit available for equity holders ($m)	(58)	(56)	101	101
Basic weighted average number of ordinary shares (millions)	285	285	290	290
Basic earnings per share (cents)	(20.4)	(19.6)	34.8	34.8
	====	=====	====	=====

Diluted earnings per share
(Loss)/profit available for equity holders ($m)	(58)	(56)	101	101
Diluted weighted average number of ordinary shares (millions)	291	291	296	296
Diluted earnings per share (cents)	(19.9)	(19.2)	34.1	34.1
	====	=====	====	=====
Adjusted earnings per share
(Loss)/profit available for equity holders ($m)	(58)	(56)	101	101
Adjusting items (note 4):
Exceptional operating items ($m)	175	175	(6)	(6)
Tax ($m)	(43)	(43)	5	5
Gain on disposal of assets, net of tax ($m)	-	(2)	-	-
	____	____	____	____
Adjusted earnings ($m)	74	74	100	100
Basic weighted average number of ordinary shares (millions)	285	285	290	290
Adjusted earnings per share (cents)	26.0	26.0	34.5	34.5
	====	====	====	====
Diluted weighted average number of ordinary shares (millions)	291	291	296	296
Adjusted diluted earnings per share (cents)	25.4	25.4	33.8	33.8
	====	====	====	====

6.	Earnings per ordinary share (continued)
			2009		2008
		6 months ended 30 June		6 months ended 30 June
		Continuing operations	Total	Continuing operations	Total

	Basic earnings per share
	(Loss)/profit available for equity holders ($m)	(35)	(29)	163	163
	Basic weighted average number of ordinary shares (millions)	284	284	291	291
	Basic earnings per share (cents)	(12.3)	(10.2)	56.0	56.0
		====	====	====	====
	Diluted earnings per share
	(Loss)/profit available for equity holders ($m)	(35)	(29)	163	163
	Diluted weighted average number of ordinary shares (millions)	290	290	297	297
	Diluted earnings per share (cents)	(12.1)	(10.0)	54.9	54.9
		====	====	====	====
	Adjusted earnings per share
	(Loss)/profit available for equity holders ($m)	(35)	(29)	163	163
	Adjusting items (note 4):
	Exceptional operating items ($m)	201	201	4	4
	Tax ($m)	(48)	(48)	2	2
	Gain on disposal of assets, net of tax ($m)	-	(6)	-	-
		____	____	____	____
	Adjusted earnings ($m)	118	118	169	169
	Basic weighted average number of ordinary shares (millions)	284	284	291	291
	Adjusted earnings per share (cents)	41.5	41.5	58.1	58.1
		====	====	====	====
	Diluted weighted average number of ordinary shares (millions)	290	290	297	297
	Adjusted diluted earnings per share (cents)	40.7	40.7	56.9	56.9
		====	====	====	====

Earnings per share from discontinued operations	2009 3 months ended 30 June cents per share	2008 3 months ended 30 June cents per share	2009 6 months ended 30 June cents per share	2008 6 months ended 30 June cents per share
Basic	0.8	-	2.1	-
Diluted	0.7	-	2.1	-
	====	====	====	====

The diluted weighted average number of ordinary shares is calculated as:
	2009 3 months ended 30 June millions	2008 3 months ended 30 June millions	2009 6 months ended 30 June millions	2008 6 months ended 30 June millions
Basic weighted average number of ordinary shares	285	290	284	291
Dilutive potential ordinary shares – employee share options	6	6	6	6
	____	____	____	____
	291	296	290	297
	====	====	====	====

7.	Dividends
		2009 6 months ended 30 June cents per share	2008 6 months ended 30 June cents per share	2009 6 months ended 30 June $m	2008 6 months ended 30 June $m
	Paid during the period:
	Final (declared for previous year)	29.2	29.2	83	86
		====	====	====	====
	Proposed for the period:
	Interim	12.2	12.2	35	35
		====	====	====	====

8	Net debt
		2009 30 June	2008 30 June	2008 31 December
		$m	$m	$m

	Cash and cash equivalents	109	165	82
	Loans and other borrowings – current	(22)	(17)	(21)
	Loans and other borrowings – non-current	(1,415)	(1,771)	(1,334)
		____	____	____
	Net debt	(1,328)	(1,623)	(1,273)
		====	====	====
	Finance lease liability included above	(203)	(201)	(202)
		====	====	====

9.	Movement in net debt
		2009 6 months ended 30 June	2008 6 months ended 30 June	2008 12 months ended 31 December
		$m	$m	$m

	Net increase in cash and cash equivalents	33	64	25
	Add back cash flows in respect of other components of net debt:
	(Increase)/decrease in borrowings	(54)	(11)	316
		____	____	____
	(Increase)/decrease in net debt arising from cash flows	(21)	53	341

	Non-cash movements:
	Finance lease liability	(1)	(1)	(2)
	Exchange and other adjustments	(33)	(16)	47
		____	____	____
	(Increase)/decrease in net debt	(55)	36	386

	Net debt at beginning of the period	(1,273)	(1,659)	(1,659)
		____	____	____
	Net debt at end of the period	(1,328)	(1,623)	(1,273)
		====	====	====

10.	Capital commitments and contingencies

At 30 June 2009, the amount contracted for but not provided for in the financial statements for expenditure on property, plant and equipment was $16m (2008 31 December $40m; 30 June $66m).

At 30 June 2009, the Group had contingent liabilities of $36m (2008 31 December $12m; 30 June $19m) mainly relating to litigation claims.

In limited cases, the Group may provide performance guarantees to third-party owners to secure management contracts. The maximum outstanding exposure under such guarantees is $223m (2008 31 December $249m; 30 June $223m). Payments under any such guarantees are charged to the income statement as incurred.

The Group has given warranties in respect of the disposal of certain of its former subsidiaries. It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, such warranties are not expected to result in material financial loss to the Group.

11.	Other commitments

On 24 October 2007, the Group announced a worldwide relaunch of its Holiday Inn brand family. In support of this relaunch, IHG will make a non recurring revenue investment of $60m which will be charged to the Group income statement as an exceptional item. $48m has been incurred to date, including the $14m charged in the first six months of 2009.

INDEPENDENT REVIEW REPORT TO InterContinental Hotels Group pLC

Introduction

We have been engaged by the Company to review the condensed set of financial statements in the interim financial report for the three and six months ended 30 June 2009 which comprises the Group income statement, Group statement of changes in equity, Group statement of comprehensive income, Group statement of cash flows, Group statement of financial position and the related notes 1 to 11. We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with guidance contained in ISRE 2410 (UK and Ireland) ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' Responsibilities

The interim financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this interim financial report has been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the interim financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the interim financial report for the three and six months ended 30 June 2009 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

Ernst & Young LLP

London

10 August 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	11 August 2009